Simpson Thacher & Bartlett llp
2475 Hanover Street Palo Alto, CA 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110 +1-212-455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

via edgar	May 13, 2025

Re:	Acceleration Request for Waystar Holding Corp. Registration Statement on Form S-1 (File No. 333-287209)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Waystar Holding Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:05 p.m., Eastern Time, on May 14, 2025, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

NEW YORK   BEIJING   BOSTON   BRUSSELS   HONG KONG   HOUSTON   LONDON   LOS ANGELES   LUXEMBOURG   SÃO PAULO   TOKYO WASHINGTON, D.C.

May 13, 2025

VIA EDGAR

Re: Waystar Holding Corp.

Registration Statement on Form S-1

File No. 333-287209

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Waystar Holding Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05 p.m., Eastern Time, on May 14, 2025, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William B. Brentani (650-251-5110) or Hui Lin at (212-455-7862) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

WAYSTAR HOLDING CORP.

By:	/s/ Gregory R. Packer
Name:	Gregory R. Packer
Title:	Chief Legal Officer

[Signature Page to Acceleration Request]

VIA EDGAR

May 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re:	Acceleration Request for Waystar Holding Corp.
Registration Statement on Form S-1 (File No. 333-287209)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Waystar Holding Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:05 p.m., Eastern Time, on May 14, 2025, or as soon as practicable thereafter, or at such later time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, dealers, institutional investors, and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.

As the representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director, Head of Healthcare ECM

[Underwriters’ Acceleration Request]

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

[Underwriters’ Acceleration Request]

BARCLAYS CAPITAL INC.

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Managing Director

[Underwriters’ Acceleration Request]